SCMP GROUP

NEWSPAPER RETAIL

Direct Line 852 2680 8805 Direct Fax 852 2680 8360

BY REGISTERED P

06012588

82-3327

7 April 2006

SUPPL

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.



RECEIVED
2006 APR 17 A 11:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption ~~No. 33-51010)~~

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Final Results for the Year Ended 31 December 2005

The Annual Report 2005 will be available by the end of April and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

dlw 4/17

Enclosure

VL/jc

CoSec\Annual2005\Announcement-Distribution.doc

SCMP Group Limited
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2005 as follows:

CONSOLIDATED PROFIT & LOSS ACCOUNT
Year ended 31 December 2005

	Notes	2005 HK$'000	2004 (Restated) HK$'000
Turnover	2	1,120,376	1,374,673
Other revenue	3	10,488	5,789
Total revenue		1,130,864	1,380,462
Staff costs		(369,291)	(369,152)
Cost of production materials/sales		(170,377)	(413,604)
Rental and utilities		(30,842)	(74,345)
Depreciation and amortisation		(77,955)	(83,861)
Advertising and promotion		(30,535)	(23,933)
Other operating expenses		(154,066)	(151,391)
		(833,066)	(1,116,286)
Surplus on revaluation of investment properties		50,400	18,062
Gain on disposal of long-term investment shares		711	7,326
Impairment of non-current assets		(35,704)	–
Finance costs		(6,761)	(1,911)
Gain on disposal of a discontinued operation		–	76,760
Loss on termination of a jointly controlled entity		–	(1,076)
		(824,420)	(1,017,125)
Operating profit		306,444	363,337
Share of profits less losses of associates		4,410	8,020
Share of loss of a jointly controlled entity		–	(361)
Profit before taxation		310,854	370,996
Taxation	4	(58,971)	(48,182)
Profit after taxation		251,883	322,814
Attributable to:			
Shareholders		246,357	317,146
Minority interests		5,526	5,668
		251,883	322,814
Dividend	5	234,142	234,142
Earnings per share			
Basic and diluted	6	15.78 cents	20.32 cents

CONSOLIDATED BALANCE SHEET
As at 31 December 2005

	Notes	2005 HK$'000	2004 (Restated) HK$'000
Non-current assets			
Intangible assets		35,791	41,880
Fixed assets		623,025	602,440
Investment properties		733,000	664,600
Lease premium for land		33,630	34,649
Defined benefit plan's assets		33,539	30,415
Interests in associates		45,443	41,543
Long-term investment shares		147,828	156,660
		1,652,256	1,572,187
Current assets			
Inventories		38,418	37,774
Accounts receivable	7	245,217	191,613
Prepayments, deposits and other receivables		20,814	42,133
Cash and bank balances		181,449	363,095
		485,898	634,615
Current liabilities			
Accounts payable and accrued liabilities	8	134,996	116,709
Taxation payable		66,725	30,087
Subscriptions in advance		24,431	22,848
Bank overdraft, secured		6,713	2,358
Short-term bank loan, unsecured		51,918	–
Current portion of long-term bank loan, unsecured		–	230,000
		284,783	402,002
Net current assets		201,115	232,613
Total assets less current liabilities		1,853,371	1,804,800
Non-current liabilities			
Long-term bank loan, unsecured		17,000	17,000
Deferred taxation		105,461	90,540
		122,461	107,540
		1,730,910	1,697,260
Capital and reserves			
Share capital	9	156,095	156,095
Reserves		1,408,314	1,372,750
Proposed dividend		156,095	156,095
		1,564,409	1,528,845
Shareholders' funds		1,720,504	1,684,940
Minority interests		10,406	12,320
Total equity		1,730,910	1,697,260

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2005

	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
	Attributable to shareholders									
Balance at 1 January 2004, as previously reported as equity	197,066	1,162,252	32,836	1,325	–	(34,863)	111,408	1,470,024	–	1,470,024
Balance at 1 January 2004, as previously separately reported as minority interests	–	–	–	–	–	–	–	–	9,677	9,677
Balance at 1 January 2004, as restated	197,066	1,162,252	32,836	1,325	–	(34,863)	111,408	1,470,024	9,677	1,479,701
Surplus on revaluation of long-term investment shares	–	–	43,307	–	–	–	–	43,307	–	43,307
Investment revaluation reserve released on disposal	–	–	(5,535)	–	–	–	–	(5,535)	–	(5,535)
Exchange differences on consolidation	–	–	–	–	–	240	–	240	–	240
Translation reserve released on disposal	–	–	–	–	–	243	–	243	–	243
Net income recognised directly in equity	–	–	37,772	–	–	483	–	38,255	–	38,255
Profit for the year	–	–	–	–	–	–	317,146	317,146	5,668	322,814
Total recognised income for the year	–	–	37,772	–	–	483	317,146	355,401	5,668	361,069
Dividends	–	(140,485)	–	–	–	–	–	(140,485)	(3,000)	(143,485)
Acquisition of additional interests in a subsidiary	–	–	–	–	–	–	–	–	(25)	(25)
Balance at 31 December 2004	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	12,320	1,697,260
Balance at 1 January 2005, as previously reported as equity	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	–	1,684,940
Balance at 1 January 2005, as previously separately reported as minority interests	–	–	–	–	–	–	–	–	12,320	12,320
Balance at 1 January 2005, as restated	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	12,320	1,697,260
Surplus on revaluation of long-term investment shares	–	–	22,683	–	–	–	–	22,683	–	22,683
Investment revaluation reserve released on disposal	–	–	(75)	–	–	–	–	(75)	–	(75)
Exchange differences on consolidation	–	–	–	–	–	(1,558)	–	(1,558)	60	(1,498)
Surplus on revaluation of leasehold building	–	–	–	3,000	–	–	–	3,000	–	3,000
Deferred taxation directly charged to reserve	–	–	–	(701)	–	–	–	(701)	–	(701)
Loss on cash flow hedges	–	–	–	–	(3,748)	–	–	(3,748)	–	(3,748)
Transfer to initial carrying amount of fixed assets	–	–	–	–	3,748	–	–	3,748	–	3,748
Net income/(expense) recognised directly in equity	–	–	22,608	2,299	–	(1,558)	–	23,349	60	23,409
Profit for the year	–	–	–	–	–	–	246,357	246,357	5,526	251,883
Total recognised income/(expense) for the year	–	–	22,608	2,299	–	(1,558)	246,357	269,706	5,586	275,292
Dividends	–	(156,095)	–	–	–	–	(78,047)	(234,142)	(7,500)	(241,642)
Balance at 31 December 2005	197,066	865,672	93,216	3,624	–	(35,938)	596,864	1,720,504	10,406	1,730,910

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of preparation and adoption of new/revised HKFRS**

(a) *Basis of preparation*

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the re-measurement of investment properties, and certain fixed assets and long-term investment shares.

(b) *The adoption of new/revised HKFRS*

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1:	Presentation of Financial Statements
HKAS 2:	Inventories
HKAS 8:	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 16:	Property, Plant and Equipment
HKAS 17:	Leases
HKAS 24:	Related Party Disclosures
HKAS 28:	Investments in Associates
HKAS 32:	Financial Instruments: Disclosure and Presentation
HKAS 33:	Earnings per Share
HKAS 36:	Impairment of Assets
HKAS 38:	Intangible Assets
HKAS 39:	Financial Instruments: Recognition and Measurement
HKAS 40:	Investment Property
HK(SIC)-Int 21:	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2:	Share-based Payments
HKFRS 3:	Business Combinations
HKFRS 5:	Non-current Assets Held for Sale and Discontinued Operations

The adoption of HKASs 2, 8, 24, 28 and 33 had no impact on profit attributable to shareholders but have resulted in certain changes in the presentation and disclosures in the financial statements. The effect of adopting the other HKFRSs is summarised as follows:

(i) *HKAS 1: Presentation of Financial Statements*

The adoption of HKAS 1 has resulted in changes in the presentation of financial statements. It has no effect on the profit attributable to shareholders. However, certain comparative figures have been restated to comply with the new presentation requirements.

(ii) *HKAS 16: Property, Plant and Equipment*

The adoption of HKAS 16 has resulted in a change in accounting policy relating to the calculation of depreciation charges of fixed assets. Previously, depreciation was provided on a straight-line basis to allocate the depreciable amount of a fixed asset over its estimated useful life. *The depreciable amount represented the cost or valuation of the asset less its* residual value. The residual value was determined at the time the asset was acquired and was not revised in subsequent periods. HKAS 16 now requires that the residual value of a fixed asset be reviewed annually. When the residual value of a fixed asset is determined to be higher than its carrying value, depreciation charge should cease.

This change in accounting policy has not resulted in any adjustment to the comparative figures in the financial statements as the residual values of the fixed assets have not changed significantly from their original estimates.

(iii) *HKAS 17: Leases*

The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings in Hong Kong were previously carried at cost or valuation less accumulated depreciation and accumulated impairment losses. In accordance with the provisions of HKAS 17, a lease of land and building should be split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease of land should be classified as an operating lease and any premium paid thereon is stated at cost and amortised over the period of the lease. The leasehold building is stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The prepaid land premium is presented in the balance sheet as a separate item under non-current assets. The leasehold building is included under the classification of fixed assets in the balance sheet.

The effect of these changes has been reflected in the comparative figures and has resulted in a reclassification from fixed asset to lease premium for land of HK$35,668,000 and HK$34,649,000 as at 1 January 2004 and 31 December 2004 respectively.

(iv) *HKAS 32: Financial Instruments: Disclosure and Presentation*
HKAS 39: Financial Instruments: Recognition and Measurement

The adoption of HKAS 32 and HKAS 39 has resulted in a change in accounting policy for the recognition, measurement, presentation and disclosure of financial instruments. The major changes are summarised as follows:

Long-term investment shares

In prior years, the Group's long-term investment shares were classified as non-trading securities and stated in the balance sheet at fair value. The unrealised gain or loss arising from changes in fair value is recognised directly in equity, as a movement in the investment revaluation reserve. In accordance with the provisions of HKAS 39, the long-term investment shares have been re-designated as available-for-sale investments.

The adoption of HKAS 39 has not resulted in any change in the recognition or measurement of the Group's long-term investment shares and no adjustment has been made against retained profits.

Foreign currency bank deposits for purchase of fixed assets

Until 31 December 2004, all foreign currency deposits held by the Group at the balance sheet date were translated at the applicable market rates of exchange ruling at that date. Exchange differences were dealt with in the profit and loss account. HKAS 39 now permits the designation of a foreign currency deposit as a hedging instrument for the foreign currency risk of a firm commitment. When a foreign currency deposit is formally designated as hedging instrument at the inception of the hedge and the hedge is expected to be highly effective, the gain or loss on the retranslation of the foreign currency deposit at the balance sheet date is recognised directly in the hedging reserve through the statement of changes in equity. When the hedge subsequently results in the recognition of a non-financial asset, the cumulative gains and losses so recognised in the hedging reserve are removed and included in the initial cost of the asset.

HKAS 39 prohibits the re-designation of transactions entered into before 1 January 2005 as hedges. As a result, hedge accounting has only been applied prospectively to transactions entered into on or after 1 January 2005. In the current year, certain foreign currency bank deposits of the Group were designated as cash flow hedging instrument to cover the foreign currency risk of a capital commitment of the Group. The capital commitment has been fully settled and the relating hedging reserve balance has been removed and included in fixed assets during the year.

(v) *HKAS 36: Impairment of Assets*
HKAS 38: Intangible Assets
HKFRS 3: Business Combinations

The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy for goodwill and publishing titles.

Goodwill

Prior to this, goodwill was amortised on a straight-line basis over a period of not exceeding 20 years. Assessment for impairment was only performed when there were indications that goodwill was impaired. In accordance with HKAS 38, goodwill should not be subject to amortisation and should be tested for impairment at least annually, irrespective of whether any indications of impairment exist.

The new accounting policy for goodwill has been applied to goodwill acquired on or after 1 January 2005. Goodwill acquired in prior years has been fully amortised as at 31 December 2004 and has not been restated. In accordance with the transitional provisions of HKFRS 3, the accumulated amortisation of goodwill of HK$611,703,000 as at 1 January 2005 has been eliminated in full against the cost of goodwill at the beginning of the current year.

Publishing titles

Publishing titles were previously amortised over their estimated lives and stated at cost less accumulated amortisation and accumulated impairment losses.

Upon adoption of HKAS 38, a publishing title, which is determined to have an indefinite useful life, will not be subject to amortisation but tested for impairment annually.

For a publishing title with a finite useful life, it is amortised over its estimated useful life and tested for impairment if certain circumstances indicate a possible impairment may exist.

The Group will apply HKAS 38 to publishing titles acquired on or after 1 January 2005. Publishing titles acquired in prior years have already been fully amortised as at 1 January 2004. In accordance with the transitional provisions of HKAS 38, the Group has not adjusted the carrying amount of these publishing titles at that date.

(vi) *HKAS 40: Investment Property*

The adoption of HKAS 40 has resulted in a change in the accounting policy for the Group's investment properties. Previously, investment properties were stated at open market values at the end of each financial year. Changes in the values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged. Following the adoption of HKAS 40, all changes in valuation of the investment properties would be recognised in the profit and loss account.

The adoption of HKAS 40 has no impact on the financial statements because the Group's investment properties were in a net revaluation deficit position as at 1 January 2004 and the changes in valuation of the Group's investment properties during the year would have been recognised in the profit and loss account irrespective of whether the new accounting policy has been adopted.

(vii) *HK(SIC)-Int 21: Income Taxes – Recovery of Revalued Non-Depreciable Assets*

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy relating to the measurement of deferred tax arising from the revaluation of investment properties. Prior to this, such deferred tax was measured on the basis of tax consequences that would follow from recovery of the carrying amount of the investment properties through sale. Following the adoption of HK(SIC)-Int 21, deferred tax arising from the revaluation of investment properties are measured on the basis of tax consequences that would follow from recovery of the carrying amount of the properties through use.

The adoption of HK(SIC)-Int 21 has no impact on the financial statements because the Group's investment properties were in a net revaluation deficit position as at 31 December 2004 and it is not probable that any deferred tax assets arising from such deficit will be recovered in future periods.

(viii) *HKFRS 2: Share-based Payment*

The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options. Prior to this, the Group did not recognise compensation cost in respect of share options granted to employees or Executive Directors of the Company or any of its subsidiaries. Following the adoption of HKFRS 2, the fair value of share options at grant date is amortised over the relevant vesting periods to the profit and loss account and credited to employee share-based compensation reserve under equity.

In accordance with the transitional provisions of HKFRS 2, the new accounting policy for employee share options should only be applied to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005. Because all outstanding share options granted by the Group have already vested as at 1 January 2005, the adoption of HKFRS 2 had no impact on the profit and loss accounts in current and prior years.

(ix) *HKFRS 5: Non-current Assets Held for Sale and Discontinued Operations*

The adoption of HKFRS 5 has resulted in changes in accounting policy for non-current assets (or disposal groups) held for sale and discontinued operations.

In prior years, the Group did not classify any non-current asset (or disposal group) as held-for-sale. There was no separate measurement of non-current assets (or disposal groups) that are held for sale and for continuing use. When an initial disclosure event relating to an operation of the Group occurred either within a financial year or after the end of a financial year but before the financial statements are approved by the Board of Directors, such operation would be disclosed as a discontinuing operation.

Beginning from 1 January 2005, when the carrying amount of a non-current asset (or disposal group) will be recovered principally through sale transaction rather than through continuing use, it will be classified as held for sale and stated in the balance sheet at the lower of its carrying amount and fair value less costs to sell. Non-current assets held for sale are not subject to depreciation. If, within the reporting period, an operation either has been disposed of, or is classified as held for sale, it will be disclosed as a discontinued operation.

The transitional provisions of HKFRS 5 require the new accounting policy to be applied prospectively to non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued operations, after 1 January 2005. As at 31 December 2005, none of the Group's non-current assets (or disposal groups) have been classified as held for sale and none of the Group's existing operations have been classified as discontinued operations.

(c) *Effect of changes in accounting policies on the financial statements*

(i) *Summary of restatements made in the comparative figures*

Consolidated Profit and Loss Account for the year ended 31 December 2004

	Share of profits less losses of associates HK$'000	Taxation HK$'000
As previously reported	10,299	50,461
Effect of adopting HKAS 1	(2,279)	(2,279)
As restated	8,020	48,182

Consolidated Balance Sheet as at 31 December 2004

	Fixed assets HK$'000	Investment properties HK$'000	Lease premium for land HK$'000
As previously reported	1,301,689	–	–
Effect of adopting HKAS 1	(664,600)	664,600	–
Effect of adopting HKAS 17	(34,649)	–	34,649
As restated	602,440	664,600	34,649

(ii) *Estimated effect of new accounting policies on current year financial statements*

Consolidated Profit and Loss Account for the year ended 31 December 2005

	Increase/(decrease) in profit after tax				
	Depreciation and amortisation HK$'000	Other operating expenses HK$'000	Share of profits less losses of associates HK$'000	Taxation HK$'000	Total HK$'000
Effect of adopting HKAS 1	–	–	(1,420)	1,420	–
Effect of adopting HKAS 39	(16)	3,748	–	–	3,732
Total effect	(16)	3,748	(1,420)	1,420	3,732

Consolidated Balance Sheet as at 31 December 2005

	Increase/(decrease) in net asset attributable to shareholders			
	Fixed assets HK$'000	Investment properties HK$'000	Lease premium for land HK$'000	Total HK$'000
Effect of adopting HKAS 1	(733,000)	733,000	–	–
Effect of adopting HKAS 17	(33,630)	–	33,630	–
Effect of adopting HKAS 39	3,732	–	–	3,732
Total effect	(762,898)	733,000	33,630	3,732

2. **Turnover, revenue and segment information**

The Company acted as an investment holding company during the year. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, property investment, music publishing and video and film post-production.

An analysis of the Group's turnover and contribution to operating profit for the year is as follows:

	Turnover 2005 HK$'000	Turnover 2004 HK$'000	Contribution to operating profit 2005 HK$'000	Contribution to operating profit 2004 HK$'000
Continuing operations				
Newspapers, magazines and other publications	1,076,996	972,537	259,366	252,123
Investment properties	16,306	13,885	63,087	28,296
Video and film post-production	21,600	22,499	(17,440)	(3,940)
Music publishing	4,474	13,781	1,431	9,394
	1,120,376	1,022,702	306,444	285,873
Discontinued operations				
Retailing	–	351,971	–	77,464
	1,120,376	1,374,673	306,444	363,337

3. **Other revenue**

	2005 HK$'000	2004 HK$'000
Dividend income from listed investments	2,463	2,100
Interest income	6,630	815
Others	1,395	2,874
	10,488	5,789

4. **Taxation**

Hong Kong profits tax has been provided for at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

	Group 2005 HK$'000	Group 2004 (Restated) HK$'000
Company and subsidiaries:		
Hong Kong profits tax	44,196	54,075
Overseas taxation	555	472
Deferred taxation relating to the origination and reversal of temporary differences	14,220	(6,365)
Taxation charges	58,971	48,182

5. **Dividend**

	Group and Company 2005 HK$'000	Group and Company 2004 HK$'000
Interim dividend, HK5 cents per share (2004: HK5 cents)	78,047	78,047
Proposed final dividend, HK10 cents per share (2004: HK7 cents)	156,095	109,266
Proposed special dividend, nil per share (2004: HK3 cents)	–	46,829
	234,142	234,142

6. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$246,357,000 (2004: HK$317,146,000) and 1,560,945,596 (2004: 1,560,945,596) shares in issue during the year.

As at 31 December 2005, there were share options outstanding that enable holders to subscribe for 7,353,300 shares (2004: 6,326,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

7. **Accounts receivable**

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables by due date is as follows:

	Group 2005 Balance HK$'000	2005 Percentage %	2004 Balance HK$'000	2004 Percentage %
0 to 30 days	172,374	67.9	148,007	73.1
31 to 60 days	46,980	18.5	15,822	7.8
61 to 90 days	21,343	8.4	32,344	16.0
Over 90 days	13,108	5.2	6,338	3.1
Total	253,805	100.0	202,511	100.0
Less: Accumulated impairment losses	(8,588)		(10,898)	
	245,217		191,613	

8. **Accounts payable and accrued liabilities**

Included in accounts payable and accrued liabilities are the following trade payables:

	Group 2005 Balance HK$'000	2005 Percentage %	2004 Balance HK$'000	2004 Percentage %
0 to 30 days	25,311	80.8	25,327	76.8
31 to 60 days	1,451	4.6	1,986	6.0
61 to 90 days	517	1.7	377	1.1
Over 90 days	4,056	12.9	5,314	16.1
Total accounts payable	31,335	100.0	33,004	100.0
Accrued liabilities	103,661		83,705	
Total accounts payable and accrued liabilities	134,996		116,709	

9. **Share Capital**

	Group and Company 2005 HK$'000	Group and Company 2004 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid:		
1,560,945,596 (2004: 1,560,945,596) shares of HK$0.10 each	156,095	156,095

MANAGEMENT DISCUSSION AND ANALYSIS

Principal Activities

The Company acted as an investment holding company in 2005. The principal business activities of its subsidiaries during the year were newspaper, magazine and book publishing, music publishing and investments.

Financial Highlights

- Turnover $1,120 million
- Recurring operating profit $287 million
- Operating profit $306 million
- Net profit $246 million
- Earnings per share $0.16
- Total dividend per share $0.15

Operating Results of the Group

Following the sale of the retailing business in 2004 and the adoption of the new Hong Kong Financial Reporting Standards, certain comparative figures have been reclassified and restated for a better understanding of the Group's performance.

The Group's consolidated operating results for the years ended 31 December 2005 and 2004 were as follows:

(HK$ million, except per share amounts)	2005	2004 (Restated)	% Change
Turnover	1,120.4	1,022.7	10
Staff costs	(369.3)	(343.5)	8
Production costs	(170.4)	(147.5)	16
Rental and utilities	(30.8)	(31.2)	(1)
Advertising and promotions	(30.5)	(23.0)	33
Other operating expenses	(154.1)	(138.6)	11
Operating costs before depreciation and amortisation	(755.1)	(683.8)	10
Depreciation and amortisation	(78.0)	(81.3)	(4)
Recurring operating profit	287.3	257.6	12
Other revenue	3.8	5.0	(24)
Surplus on revaluation of investment properties	50.4	18.1	*
Impairment of non-current assets	(35.7)	–	100
Gain on disposal of long-term investment shares	0.7	7.3	(90)
Discontinued operation – retailing	–	0.7	(100)
Gain on sale of retailing assets	–	76.8	(100)
Loss on termination of a jointly controlled entity	–	(1.1)	(100)
Net finance charges	(0.1)	(1.1)	(91)
Operating profit	306.4	363.3	(16)
Taxation	(58.9)	(48.2)	22
Profits of associates and a jointly controlled entity	4.4	7.7	(43)
Minority interests	(5.5)	(5.7)	(4)
Profit attributable to shareholders	246.4	317.1	(22)
Earnings per share (HK cents)	15.78	20.32	(22)

* *Represents an increase in excess of 100%*

The recurring operating profit of the Group rose 12% to $287.3 million. This result reflected a solid performance from the publishing business in a competitive market environment. The publishing division's increase in profits was partly offset by lower contribution and losses from other subsidiaries.

Turnover rose 10% to $1.1 billion. Net profit attributable to shareholders reached $246.4 million compared with $317.1 million in 2004. The 2005 result includes a revaluation surplus of $50.4 million and a provision for asset impairment of $35.7 million. The 2004 result includes a one-time gain on the sale of the retailing business of $76.8 million and a revaluation surplus of $18.1 million.

Operating costs and expenses from continuing operations rose 9% to $833.1 million. Staff costs increased 8% due to an increase in headcount, salary adjustments and higher bonuses paid in 2005. Production costs rose 16% as a result of an 18% increase in average newsprint cost from US$476 to US$563 per metric ton and a 3% increase in newsprint consumption. Advertising and promotions increased 33% with more readers' promotions, readership surveys and conferences and seminars held during the year. Other operating expenses increased 11% as sales discounts and rebates, sales commissions and other expenses increased due to higher sales.

Financial Review by Business

Publishing

Publishing revenues grew 11% and accounted for 96% of the turnover of the Group. Operating profit included provisions for asset impairment of $31.4 million. Adding back these provisions, operating profit increased 15% due to satisfactory growth in ad revenue.

The circulation of *South China Morning Post* increased 4% and 2% in the first half and second half of 2005, respectively compared with the same periods in 2004. The circulation of *Sunday Morning Post* increased by 3% in the first half and remained stable in the second half of 2005.

Display advertising revenue rose 13%. Properties, fashion, telecommunication and watches & jewelry showed the highest growth in ad spending. Yield increased 13% as a result of more colour ads, rate increases for prime positions and new executions such as double page spreads and cover wraps.

Classified revenue recorded an 11% growth. Recruitment advertising remained the major source of revenue. *Classified Post* increased ad volume and yield by 4% and 2%, respectively. *Jiu Jik* increased ad volume and yield by 4% and 7%, respectively. Business notices increased 23% as a result of an increase in ad volume.

SCMP.com revenues increased 15% driven by growth in subscription and syndication revenues. The annual subscription fee was increased from $249 to $399 in March 2005. As at 31 December 2005, the site had around 20,000 paid subscribers.

The magazine publishing business improved significantly due to a 23% growth in advertising revenue for the Hearst titles.

Investment Properties

The operating profit includes a revaluation surplus of $50.4 million compared with $18.1 million in 2004. Rental income increased with additional contributions from the Leighton Road property, which was leased in November 2004 and another property, where the lease was renewed at better terms.

Video and Film Post-production

The operating loss includes a provision for asset impairment of $4.3 million.

The Hong Kong operations was restructured at the end of the year in view of the weak prospects and fierce competition in the industry. The Guangzhou operations will intensify business development efforts to build a client base for the company's high quality post-production services.

Music Publishing

Capital Artists recorded an operating profit of $1.4 million, a significant decline from the previous year. However, 2004 was an exceptional year due to the strong sales of music recordings of Anita Mui and Leslie Cheung. Revenues in 2005 were generated from the release of reissued albums and licensing deals for the use of songs in radio and TV programs, advertisements and concerts.

Liquidity and Capital Resources

Overview

As at 31 December 2005, the Group had total borrowings of $75.6 million. Of this amount, a $50.0 million unsecured short-term revolving loan and a $17.0 million unsecured term loan were denominated in Hong Kong dollars at floating interest rates payable within one year and four years, respectively. The remaining balances consist of a $1.9 million short-term revolving bank loan and a $6.7 million bank overdraft denominated in renminbi payable within one year. The Group's cash and bank balances were held predominantly in Hong Kong dollars. The Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2005, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 1.7 times as at 31 December 2005 compared with 1.6 times as at 31 December 2004.

The Group expects its beginning cash balance, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

Net cash generated from operations was $331.7 million, an increase of $78.9 million reflecting strong business performance.

Investment Activities

Net cash used for investing activities in 2005 was $98.0 million compared with a net cash inflow of $77.5 million in 2004. Cash was used mainly to pay for capital expenditures of $110.9 million, of which $85.7 million was invested in four new printing presses, and an additional investment in an associate of the Group. These cash outflows were partly offset by dividends, interest income and proceeds from the sale of certain share investments. Net cash generated from investing activities in 2004 of $108.1 million came mainly from the sale of the retailing business and investment shares less $37.9 million in capital expenditures.

Financing Activities

Net cash used in financing activities was $419.7 million consisting mainly of a repayment of a $230.0 million bank loan, dividend payments of $234.1 million to shareholders of the Group and $7.5 million to a minority shareholder of a subsidiary, less bank loans of $51.9 million.

OUTLOOK

The outlook for 2006 is positive. Stable economic growth is expected for both Hong Kong and mainland China and this will bolster financial performance. A strong Hong Kong economy bodes well for recruitment advertising, display advertising and circulation. Advertising revenue for the newspaper division will benefit from higher rates in 2006.

The future, however, is not without challenges. Circulation is under pressure. Readers and advertisers have more choices than ever before. Advertising revenues from business notices are at risk from a pending change in listing rules. Cost pressures from rising newsprint prices, salaries and rent remain a concern. New business development must be pursued with adequate risk management.

The Group is responding to a changing industry by building an editorial team committed to the highest standards of excellence, enhancing print and online platforms, creating new products to provide advertisers with more options to reach an affluent and influential audience and integrating the print and online editorial and advertising sales effort.

DIVIDEND

The Directors recommend to pay a final dividend of HK10 cents per share (2004: HK7 cents). This final dividend, together with the interim dividend of HK5 cents per share, will make a total dividend of HK15 cents per share for the year ended 31 December 2005. The proposed final dividend, if approved, will be paid on Friday, 26 May 2006 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 24 May 2006.

BOOK CLOSURE

The Register of Members of the Company will be closed from Friday, 19 May 2006 to Wednesday, 24 May 2006, both days inclusive. All transfer of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 18 May 2006 so as to qualify for the final dividend.

STAFF

As at 31 December 2005, the Group had 1,044 employees compared with 1,035 as at 31 December 2004. Salaries of employees are maintained at competitive levels while bonuses are granted on a discretionary basis based on individual and business performance. Other employee benefits include provident fund, medical insurance and a share option scheme.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

In 2005, the corporate governance practices of the Group were updated to take into consideration the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which came into effect on 1 January 2005. The Group's corporate governance practices comply with all the code provisions of the Stock Exchange Code except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team. This structure deviates from the code provision of the Stock Exchange Code that requires the roles of the chairman and the chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

A detailed Corporate Governance Report setting out the Group's framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied will be included in the Company's Annual Report 2005.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-Executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli and Dr. The Hon. Sir David Li Kwok Po. Three meetings were held by the Audit Committee during the year. The Audit Committee has reviewed the Group's audited final results for the year ended 31 December 2005.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-Executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli and the Executive Chairman, Mr. Kuok Khoon Ean. One meeting was held by the Remuneration Committee during the year.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-Executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli and the Executive Chairman, Mr. Kuok Khoon Ean. One meeting was held by the Nomination Committee during the year.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 6 April 2006

As at the date of this announcement, the Board comprises

Executive Directors

Mr. Kuok Khoon Ean *(Chairman)* and Ms. Kuok Hui Kwong

Non-Executive Directors

Mr. Roberto V. Ongpin *(Deputy Chairman)*, Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong

Independent Non-Executive Directors

The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

The Company's Annual Report 2005 containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKEx") will be published on HKEx's website in due course and will be dispatched to shareholders before end of April 2006.

* *For identification purpose only*